SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n.º 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2008

1. DATE, TIME AND PLACE: June 27, 2008, at 06:00 p.m., at the head-office of Vivo Participações S.A. (“Company”), on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, pursuant to the call notice issued in accordance with the Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman; Bruno Angelo Indio e Bartijotto - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represented a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS: (i) resolve on the issue of promissory notes by the Company, for public distribution, in the amount of up to five hundred million reais (R$ 500,000,000.00); and (ii) authorize the Board of Executive Officers to perform any and all acts necessary for the issue and for the public distribution of the promissory notes, especially as far as it concerns hiring financial institutions to provide services in connection with the custody and payment of the promissory notes, coordination and intermediation of the public distribution thereof, as well as any other providers of services related to the issue and/or public distribution. The Directors, after examination and discussion, approved by unanimous vote, without any restriction whatsoever, the issue of commercial promissory notes by the Company, for public distribution, in the amount of up to five hundred million reais (R$ 500,000,000.00) (“Issue”, “Promissory Notes” and “Offering”, respectively), which shall have be issued under the following conditions: (a) Total Issue Amount: up to five hundred million reais (R$ 500,000,000.00); (b) Number of Series: the Issue shall be in one sole series; (c) Number of Promissory Notes: up to fifty (50) Promissory Notes shall be issued; (d) Nominal Unit Value: the Promissory Notes shall be issued in the nominal unit value of ten million reais (R$ 10,000,000.00) on the date of their actual subscription and payment (“Nominal Unit Value” and “Issue Date”, respectively); (e) Form: the Promissory Notes shall be physically issued and shall remain in deposit with a financial institution that is qualified to provide custody services. The Promissory Notes shall be in nominative form and shall be distributed with an endorsement notice, in black, for mere transfer of title, in which the “unsecured” clause shall appear;  (f) Use of the Proceeds: the proceeds raised as from the Offering shall be used for repayment of the principal amount of the debt represented by the debentures of the first (1st) issue of the company; (g) Maturity Date: the Promissory Notes shall have a tenor of three hundred and sixty (360) days counted from the Issue Date (“Maturity Date”), at which time the Company shall be bound to redeem the outstanding Promissory Notes, upon payment of the Nominal Unit Value, added by the Interest (as defined below); (h) Payment Location: the payments referring to the Promissory Notes shall be effected in conformity with the procedures provided for by the CETIP – Custody and Settlement Agency, for the Promissory Notes registered with the Promissory Notes System – NOTA, or, in case of Promissory Notes not registered with the referred system, at the head-office of the Company; (i) Interest: the Promissory Notes shall bear interest equivalent to one hundred and six point fifty per cent (106.50%) of the average daily rates of the one-day Interfinancial Deposits DI, over extra group, expressed as an annual percentage, on the basis of two hundred and fifty-two (252) business days, daily calculated and disclosed by the CETIP, in the daily news available from its internet page (http://www.cetip.com.br) and in “Gazeta Mercantil” newspaper, national edition, or, in the absence thereof, in another newspaper with large circulation (“Interest”). The Interest shall be exponentially and cumulatively calculated, on an pro rata temporis basis for business days actually elapsed, accrued on the Nominal Unit Value since the Issue Date until the Maturity Date; (j) Evidence of Limits: the Issue is not subject to the limits provided for in articles 3 and 4 of CVM Instruction no. 134, dated November 01, 1990, as amended, under the terms of the waiver set forth in article 1, III, of CVM Instruction no. 155, dated August 07, 1991, as amended; (k) Accelerated Maturity: causes for acceleration of the maturity date of the Promissory Notes and for immediate payment, by the Company, of the Nominal Unit Value of each Promissory Note, added by Interest, calculated on a pro rata temporis basis since the Issue Date until the actual payment date, are: (i) any change to the shareholding structure of the Company, which may result in the exclusion, whether directly or indirectly, of Telefonica S.A. and/or Portugal Telecom S.G.P.S. S.A. from the share control of the Company, save if the new direct or indirect controlling shareholder(s) is(are) a company(ies) with minimum rating equivalent to the investment grade of Telefonica S.A. and/or Portugal Telecom S.G.P.S. S.A. worldwide, pursuant to the rating assigned by Moody’s, Fitch Rating or Standard & Poor’s; (ii) direct or indirect disposal, by the Company, of the share control of Vivo S.A.; (ii) confirmation or granting of judicial or extrajudicial reorganization proceedings of the Company and/or of Vivo S.A.; (iv) conversion of the Company into another corporate type, liquidation or dissolution thereof; (v) filing of a petition in bankruptcy, the amount of which, either individually or as a whole, is in excess of fifty million North-American Dollars (US$50,000,000.00) converted at the selling exchange rate PTAX 800, option 5, as disclosed by the Brazilian Central Bank on the day immediately preceding the date of the occurrence, and which has not been stopped within the legal term, decree of bankruptcy, self-bankruptcy or, further, any other similar procedure as may be created by law, in relation to the Company and/or Vivo S.A.; (vi) protest of notes against the Company and/or against Vivo S.A., which are not cured or declared to be unlawful within fifteen (15) days, the amount of which, either individually or as a whole, is in excess of fifty million North-American Dollars (US$50,000,000.00), converted at the selling exchange rate PTAX 800, option 5, as disclosed by the Brazilian Central Bank on the day immediately preceding the date of the occurrence of the protest, except for protests effected due to third party’s mistake or bad faith, provided that such mistake or bad faith is evidenced by the Company and/or by Vivo S.A; (vii) default, by the Company, in any and all non-monetary obligations provided for in the Promissory Notes, which is not remedied within up to ten (10) days counted from the date of the respective default; and (viii) suspension of the authorization for Vivo S.A. to provide mobile telephony services; and (l) Early Redemption: the Promissory Notes may be redeemed earlier by the Company in accordance with the following procedures: (i) the Company may redeem the Promissory Notes in advance, as from the 180th day counted from the respective Issue Date, upon notice to the holders of the Promissory Notes at least ten (10) business days in advance to the date of the earlier redemption, informing the date, place and procedure for the earlier redemption; (ii) the earlier redemption, either full or partial, may be effected upon payment of the Nominal Unit Value of the Promissory Notes added by the Interest, calculated on a pro rata temporis basis since the Issue Date until the actual redemption date; and (iii) in the event of partial earlier redemption, it shall be made according to a criterion of sorteio, which shall be effected based on the number of each Promissory Note, under the terms of article 55, paragraph 1, of Law no. 6404, dated December 15, 1976, as amended. The Board of Executive Officers of the Company is authorized to perform any and all acts necessary for carrying out the Issue and the Offering, especially as far as it concerns hiring of financial institutions to provide services in connection with the custody and payment of the Promissory Notes, and for the coordination and intermediation of the Offering, as well as any other providers of services related to the Issue and/or the Offering.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by the attendees, being following transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López – Chairman of the Meeting and Chairman of the Board of Directors; Ignácio Aller Mallo - Director (represented by Félix Pablo Ivorra Cano); Shakhaf Wine - Director; Félix Pablo Ivorra Cano - Director; Luiz Kaufmann - Director; Rui Manuel de Medeiros D’Espiney Patrício - Director; Antonio Gonçalves de Oliveira - Director; José Guimarães Monforte - Director.  Bruno Angelo Indio e Bartijotto - Secretary.

I hereby certify that this is faithful copy of the original minutes, which were drawn-up in the proper book.

Bruno Angelo Indio e Bartijotto
Secretary of the Meeting - OAB/SP nº 238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.